Exhibit 99.1

TWG Announces Entry into a Memorandum of Understanding with Chinese Pharmaceutical Group for Injection of Pet Pharmaceutical Products Business

Hong Kong, Jul. 7, 2025 (GLOBE NEWSWIRE) -- Top Wealth Group Holding Limited (NASDAQ: TWG) (“Top Wealth” or the “Company”), today announced that it has entered into a legally-binding memorandum of understanding (the “MOU”) with Jilin Xiuzheng Agriculture and Animal Husbandry Technology Co., Ltd. (“Jilin Xiuzheng”), a member of leading Chinese Pharmaceutical Group Xiuzheng Group, for a proposed injection of animal-related (including pets and livestocks) pharmaceutical products, foods and supplements business.

Jilin Xiuzheng is a member of Xiuzheng Group, specializing in the development and operation of animal-related (including pets and livestocks) pharmaceutical products, foods and supplements, and other related products (“Subject Business”). Xiuzheng Group is a leading private Chinese pharmaceutical group specializing on the production of traditional Chinese medicines, chemical pharmaceuticals, biopharmaceuticals and standardized cultivation of medicinal herbs. According to All-China Federation of Industry and Commerce, in 2024, Xiuzheng Group achieved sales revenue of RMB67.7 billion, and is ranked among the Top 500 Chinese Private Enterprises and Top 500 Chinese Private Manufacturing Enterprises. According to the lists, Xiuzheng Group is the second largest privately-owned pharmaceutical group by revenue in China. The “Xiuzheng” brand is highly recognized within China’s pharmaceutical sector.

Pursuant to the MOU, Jilin Xiuzheng proposed to inject the Subject Business, and the related trademarks and copyrights, manufacturing facilities, and the usage right of Xiuzheng Group’s distribution channels in China, into the Company in return for new shares constituting majority control and voting power of the Company. Following the transaction, Jilin Xiuzheng will have power to nominate directors to represent its interests in the board of the Company and appoint senior management members. The injected business will be managed by Jilin Xiuzheng’s management team while the existing caviar business of the Company will continue to be managed by the existing management team of the Company. The MOU is effective for a period of 120 days from the date of the MOU subject to extension as agreed between the parties. During the effective period of the MOU, the Company will conduct due diligence and valuation on the Subject Business and targets to enter into a definitive agreement with Jilin Xiuzheng in relation to the asset injection.

Mr Kim Kwan Kings, Wong, Chief Executive Officer of Top Wealth, commented, “This is a very important step for the Company to enter into another luxury products and services market: the pets market in China, which is growing rapidly and offers tremendous business opportunities. As families become wealthier, they tend to keep more pets and spend more on them. According to a market report published by KPMG China in June this year, the pets market size in China grew at an average annual rate of approximately 25.4% from RMB97.8 billion (approximately USD13.6 billion) in 2015 to RMB592.8 billion (approximately USD82.6 billion) in 2023, and is estimated to reach RMB811.4 billion (USD113.0 billion) in 2025. Through partnering with Jilin Xiuzheng, we aim to become a major player in this fast-growing market.”

About Top Wealth Group Holding Limited

Top Wealth Group Holding Limited is a holding company incorporated in the Cayman Islands, and all of its operations are carried out by its operating subsidiary in Hong Kong, Top Wealth Group (International) Limited. The Company specializes in supplying premium-class sturgeon caviar, and its caviar and caviar products are endorsed with the Convention on International Trade in Endangered Species of Wild Fauna and Flora (“CITES”) permits. The Company supplies caviar to its customers under its customer’s brand labels (i.e. private labeling), and the Company also sells the caviar product under the Company’s caviar brand, “Imperial Cristal Caviar”, which has continuously achieved tremendous sales growth since its launch in the market.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in verbal statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including but not limited to statements about the Company’s beliefs and expectations, are forward-looking statements. Forward looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release is as of the date of the press release, and the Company undertakes no duty to update such information, except as required under applicable law.

For more information, please contact:

Top Wealth Group Holding Limited

Investor Relations

Email: ir@topwealth.cc